Exhibit 2.1

Amendment to the Share Exchange Agreement

This Amendment (the “Amendment”) to a certain Share Exchange Agreement dated March 3, 2017 (the “SEA”) is made and entered into this 13th day of July, 2017 by and among: Avalanche International Corp., a Nevada corporation (“AIC”); MTIX, Ltd., a company formed under the laws of England and Wales (“MTIX”); Pravin Mistry (the “Majority Shareholder”); those additional persons who have executed this Agreement on the signature pages hereof under the heading “Minority Shareholders” (collectively, the “Minority Shareholders” and with the Majority Shareholder, the “MTIX Shareholders.” AIC and the MTIX Shareholders are referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties wish to amend the SEA as follows:

NOW THEREFORE, the Parties desire to amend the SEA through this Amendment as set forth below:

1.            Capitalization of AIC.  Section 1.4 of the SEA is hereby amended to read in its entirety as follows:

“1.4 Capitalization of AIC. At the Closing AIC shall be authorized by its articles of incorporation to issue an aggregate of 75,000,000 shares of common stock, par value $0.001 per share (the “AIC Common Stock”) and an aggregate of 10,000,000 shares of AIC Preferred Stock, $.001 par value per share, containing such rights, designations and privileges as the board of directors of AIC may from time to time designate (the “AIC Preferred Stock”), of which (i) 50,000 shares have been designated as AIC Class A Convertible Preferred Stock and (ii) 100,000 shares have been designated as AIC Class B Convertible Preferred Stock.  At Closing, the 100,000 shares of AIC Class B Convertible Preferred Stock shall be issued to the Majority Shareholder as part of the Exchange.”

2.            Closing and Effective Time. Section 1.6(a) of the SEA is hereby amended to read in its entirety as follows:

“The Closing of the Transfer of MTIX Shares and the issuance by AIC of the Notes (the “Closing”) shall take place at the offices of Sichenzia Ross Ference Kesner LLP not later than five days after all of the conditions to closing specified in this Agreement (other than those conditions requiring the execution or delivery of a Document or the taking of some action at the Closing) have been fulfilled or waived by the Party entitled to waive that condition; provided, however, that (a) the Parties shall use their best efforts to effect the Closing by July 19, 2017, and (b) the Closing may take place by facsimile or other means as may be mutually agreed upon in advance by the Parties. The date on which the Closing is held is referred to in this Agreement as the “Closing Date.””

3.            Deliveries at Closing by AIC. Section 1.8(d) of the SEA is hereby amended to read in its entirety as follows:

“payment by wire or bank check to the Majority Shareholder in the amount of $444,500, which combined with the initial payment of $50,000 and a subsequent payment of $5,500 to the Majority Shareholder, represents $500,000 of the total exchange consideration;”

4.            Deliveries at Closing by AIC. Section 1.8(e) of the SEA is hereby amended to read in its entirety as follows:

“payment by wire or bank check to Paul Johnson in the amount of £159,669.74, which combined with the initial payment of £19,330.26 to Paul Johnson, represents £179,000 of total exchange consideration;”

5.            Exchange of Certificates. Section 1.10 of the SEA is hereby amended to read in its entirety as follows:

“(a)          After the Closing Date and pursuant to a customary letter of transmittal or other instructional form provided by AIC to the MTIX Shareholders, the MTIX Shareholders shall be required to surrender all their MTIX Shares to AIC, and the MTIX Shareholders shall be entitled upon such surrender to receive in exchange therefor certificates representing the proportionate principal face amount in Notes into which the MTIX Shares theretofore represented by the stock transfer forms so surrendered shall have been exchanged pursuant to this Agreement for the Notes plus, in the case of the Majority Shareholder, certificates representing 100,000 shares of AIC Class B Convertible Preferred Stock.  Until so surrendered, each outstanding certificate which, prior to the Closing Date, represented MTIX Shares shall be deemed for all corporate purposes, subject to the further provisions of this Article I, to evidence the ownership of the number of whole Notes, plus, in the case of the Majority Shareholder, Class B Convertible Preferred Stock for which such MTIX Shares have been so exchanged.

(b)          All Notes and Class B Convertible Preferred Stock for which the MTIX Shares shall have been exchanged pursuant to this Article I shall be deemed to have been issued in full satisfaction of all rights pertaining to the MTIX Shares.

(c)          All certificates representing MTIX Shares converted into the right to receive Exchange Securities pursuant to this Article I shall be furnished to AIC subsequent to delivery thereof to the Exchange Agent pursuant to this Agreement.

(d)          On the Closing Date, the stock transfer book of MTIX shall be deemed to be closed and no transfer of MTIX Shares shall thereafter be recorded thereon.”

6.            AIC Actions at Closing.          Section 4.3(b) of the SEA is hereby amended to read in its entirety as follows:

“(b)          Board of Directors.  Provided that MTIX shall have delivered to AIC completed officer’s and director’s questionnaires by two individuals selected by the Majority Shareholder (the “MTIX Designees”) to AIC and its counsel no later than five (5) business days prior to Closing, which questionnaires shall have been approved by AIC or its counsel, AIC shall take all action necessary to have, effective immediately upon the Closing, the MTIX Designees appointed as members of the board of directors of AIC.  Similarly, upon completion and approval of questionnaires, the Majority Shareholder shall be entitled to designate two members of the board of directors of AIC’s subsidiary, MTIX (the “Subsidiary Designees”), and MTIX shall take all action necessary to have, effective immediately upon the Closing, the Subsidiary Designees appointed as members of the board of directors of MTIX.”

7.            Termination. Section 7.1(b) of the SEA is hereby amended to read in its entirety as follows:

“AIC may terminate this Agreement by giving written notice to the MTIX Shareholders at any time prior to the Closing (i) if any of the MTIX Shareholders has breached any material representation, warranty, or covenant contained in this Agreement, AIC has notified the MTIX Shareholders in writing of the breach, and the breach has continued without cure for a period of 15 days after the notice of breach or (ii) if the Closing shall not have occurred on or before July 21, 2017 (the “Outside Closing Date”), unless the failure results primarily from AIC breaching any material representation, warranty, or covenant on its or his part to be observed or performed that is contained in this Agreement.”

8.            Interpretation. All other provisions of the SEA shall be construed and implemented in a manner consistent with the terms and conditions contained in this Amendment as may be necessary or desirable to properly give effect to the Exchange described herein. Except as otherwise expressly provided in this Amendment, all of the other terms and Conditions of the SEA remain unchanged and in full force and effect.

9.            Defined Terms. Capitalized terms not otherwise defined in this Amendment, have the meanings ascribed to them in the SEA.

10.          No Other Amendments. Except as amended hereby, the SEA shall remain unmodified and is hereby ratified in all respects.

11.          Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed as of the date first written above.

AVALANCHE INTERNATIONAL, INC.

By:	/s/ Philip Mansour
Name:	Philip Mansour
Title:	Chief Executive Officer

MTIX, LTD.

By:	/s/ Pravin Mistry
Name:	Pravin Mistry
Title:	Chief Executive Officer

MAJORITY SHAREHOLDER

By:	/s/ Pravin Mistry
Name:	Pravin Mistry
Title:	an Individual

MINORITY SHAREHOLDERS

By:	/s/ Paul Johnson
Name:	Paul Johnson
Title:	an Individual

By:	/s/ Daniel Johnson
Name:	Daniel Johnson
Title:	an Individual